OMS Energy Technologies Inc.

10 Gul Circle
Singapore 629566

November 4, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Inessa Kessman, Robert Littlepage, Aliya Ishmukhamedova and Mitchell Austin

Re:	OMS Energy Technologies Inc. Draft Registration Statement on Form F-1 Submitted May 29, 2024 CIK No. 0002012219

Dear Sir or Madam,

This letter is in response to your letter on June 25, 2024, in which you provided comments to the Registration Statement on Form DRS/A of OMS Energy Technologies Inc. (the “Company”) submitted to the U.S. Securities and Exchange Commission on May 29, 2024. On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement on Form DRS/A (“DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment 2 to Draft Registration Statement submitted October 16, 2024

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note your response to prior comment 6. Please ask your auditor to revise their report to refer to changes in equity in their opinion. Refer to guidance in footnote 16 of paragraph 0.08(e) in AS 3101.

RESPONSE: We respectfully advise the staff that the auditor followed AS 3101, para 0.08 (e) and appendix B - An Illustrative Auditor’s Unqualified Report Including Critical Audit Matters. The auditor referred to the Statement on Auditing Standards No. 134 issued by the Auditing Standards Board, Auditor’s Opinion (Ref: par. .25-.27). A27 and AU Section 508 Reports on Audited Financial Statements para.06. and believed the changes in equity needs not be referred to separately in the opinion paragraph because changes in equity are considered part of the presentation of financial position, results of operations, and cash flows.

The auditor thought about that footnote 16 paragraph 0.08 (e) in AS 3101 is meant to provide guidance for different type of company with different financial statements being audited, which is considered not applicable to the Company.

Therefore, the auditor believes the opinion paragraph is appropriate and consistent with common practice.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 51

2.	We note that you have redacted information from portions of exhibits 10.6 – 10.13 pursuant to Item 601(b)(10)(iv) of Regulation S-K. Please ensure you have included a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. Additionally, ensure that each exhibit includes a legend and brackets indicating where the information is omitted from the filed version of the exhibit.

RESPONSE: We respectfully advise the staff that we have included a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. Additionally, we have ensured that each exhibit includes a legend and brackets indicating where the information is omitted from the filed version of the exhibit.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ How Meng Hock
Chief Executive Officer